

Mail Stop 3030

November 21, 2017

<u>Via E-mail</u>
Dane Medley
Chief Executive Officer
Imaging3, Inc.
3022 North Hollywood Way
Burbank, California 91505

  **Re: Imaging3, Inc.
    Form 10-K for the fiscal year ended December 31, 2016
    Form 10-K for the fiscal year ended December 31, 2015
    File No. 000-50099**

Dear Mr. Medley:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Amanda Ravitz

       Amanda Ravitz
       Assistant Director
       Office of Electronics and Machinery